Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

APPROVAL OF QUALIFICATION OF

INDEPENDENT NON-EXECUTIVE DIRECTOR BY THE CIRC

Reference is made to (i) the announcement of China Life Insurance Company Limited (the “Company”) dated 26 August 2015 in relation to the resignation of Mr. Huang Yiping as an Independent Non-executive Director of the Company, which will become effective when the qualification of a newly appointed Independent Non-executive Director is approved by the China Insurance Regulatory Commission (the “CIRC”), and (ii) the announcement of the Company dated 29 December 2015 in relation to the election of Mr. Tang Xin as an Independent Non-executive Director of the fifth session of the board of Directors at the first extraordinary general meeting 2015 of the Company (the “EGM”) held on the same day.

The Company has recently received the “Approval of Qualification of Tang Xin as Director” issued by CIRC. Pursuant to the approval, the qualification of Mr. Tang Xin as an Independent Non-executive Director has been approved by the CIRC. The term of office of Mr. Tang Xin commenced on 7 March 2016. With effect from the same day, Mr. Tang Xin began to serve as the Chairman of the Strategy and Investment Decision Committee and a member of the Audit Committee. Please refer to the circular of the EGM dated 12 November 2015 for the biographical details of Mr. Tang Xin.

With effect from 7 March 2016, being the date when the appointment of Mr. Tang Xin became effective, Mr. Huang Yiping has ceased to be an Independent Non-executive Director of the Company, the Chairman of the Strategy and Investment Decision Committee and a member of the Audit Committee.

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 15 March 2016

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Anthony Francis Neoh, Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin